UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

U.S. Energy Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911805307
(CUSIP Number)

June 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule	13d-1(b)

☒	Rule	13d-1(c)

☐	Rule	13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         911805307

1	NAMES OF REPORTING PERSONS
Wavetech Helium, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,600,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,600,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage calculated based on 28,052,959 shares of common stock outstanding as of August 7, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

Item 1(a).

Name of Issuer: U.S. Energy Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1616 S. Voss Road, Suite 725
Houston, TX 77057

Item 2(a).	Name of Person Filing:

Wavetech Helium, Inc. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1801 Broadway, Suite 600
Denver, CO  80202

Item 2(c).	Citizenship:

See row 4 of the cover page of each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No:

911805307

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)    Amount beneficially owned:

See row 9 of the cover page of the Reporting Person.

As of June 26, 2024, the Reporting Person directly owns 2,600,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of the issuer.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person declares that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each such person.

(b)   Percent of class:

The Reporting Persons may be deemed to be the beneficial owner of 9.3% of the outstanding shares of the Common Stock.

The calculation of beneficial ownership percentage is based on 28,052,959 shares of Common Stock outstanding as of August 7, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

 See row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

 See row 6 of the cover page of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

 See row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

 See row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2024

WAVETECH HELIUM, INC.

By:	/s/ Edward Gendelman
Name: Edward Gendelman Title: Chief Executive Officer